410 West Francis Street

Williamsburg, Virginia 23185

September 18, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Coy Garrison and Joshua Lobert

Re:	Sotherly Hotels Inc. and
Sotherly Hotels LP
Registration Statement on Form S-3
Filed September 7, 2017
File Nos. 333-220369 and
333-220369-01

Dear Mr. Lobert,

In accordance with Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, Sotherly Hotels Inc. (the “REIT”) and Sotherly Hotels LP (the “Operating Partnership” and, collectively with the REIT, the “Company”), hereby request acceleration of their jointly filed Registration Statement on Form S-3 (Reg. Numbers 333-220369 and 333-220369-01) so that it will become effective on September 20, 2017, at 4:00 p.m. (Eastern Time), or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

410 West Francis Street

Williamsburg, Virginia 23185

If you have any questions or require any additional information, please do not hesitate to call Thomas Egan at Baker & McKenzie LLP, the Company’s outside counsel, at (202) 452-7050.

Very truly yours,

Sotherly Hotels Inc.

By:	/s/ David R. Folsom
Name:	David R. Folsom
Title:	President & COO

Sotherly Hotels LP

By:	Sotherly Hotels Inc., its general partner

By:	/s/ David R. Folsom
Name:	David R. Folsom
Title:	President & COO

cc:	Thomas Egan, Baker & McKenzie LLP